Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 13, 2008, relating to the consolidated financial statements as of and for the year ended December 31, 2007 and to the retroactive adjustments to the 2006 and 2005 consolidated financial statements described in Note 12 of Alsius Corporation and subsidiaries (the “Company”), which report expresses an unqualified opinion and includes explanatory paragraphs (i) regarding the retroactive application of the change in accounting for net loss per share in 2006 and 2005 and (ii) expressing substantial doubt about the Company’s ability to continue as a going concern) included in the Annual Report on Form 10-K of the Company for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Costa Mesa, California
June 23, 2008